Exhibit 5

Bryan S. Hough	AT&T Inc.	T: 469.295.6061
Assistant Vice President -	One AT&T Plaza
Senior Legal Counsel and	208 S. Akard Street	bryan.hough@att.com
Assistant Secretary	Dallas, TX 75202

May 29, 2026

AT&T Inc.

208 S. Akard Street

Dallas, TX 75202

To Whom it May Concern:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”) of shares of Common Stock, par value $1.00 per share (the “Shares”) of AT&T Inc., a Delaware corporation (“AT&T”), I am of the opinion that:

(1) One hundred forty-five million (145,000,000) Shares, which may be offered or sold pursuant to the terms of the 2026 Incentive Plan (the “2026 Plan”), and eighty-five million (85,000,000) additional Shares, which may be offered or sold pursuant to the terms of the Stock Purchase and Deferral Plan (the “SPDP” and together with the 2026 Plan, the “Plans”) have been duly authorized, and, when the registration statement on Form S-8 relating to the Shares to be issued pursuant to the Plans (the “Registration Statement”) has become effective under the Act, upon issuance of such Shares and upon payment therefore, in accordance with the applicable Plan and the resolutions of the Board of Directors of AT&T relating thereto, the Shares will be legally and validly issued, fully paid and nonassessable;

(2) The deferred compensation obligations (not to exceed one hundred seventy-five million ($175,000,000) in aggregate principal amount) representing AT&T’s unsecured obligation to pay deferred compensation in the future when duly established in accordance with the Cash Deferral Plan, in each case so as not to violate any applicable law, any agreement or instrument to which AT&T is a party or by which it is bound or any restriction imposed by any court or governmental body having jurisdiction over AT&T, will constitute valid and legally binding obligations of AT&T, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(3) AT&T has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

The foregoing opinion is limited to the federal laws of the United States and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain matters on information obtained from public officials, officers of AT&T and other sources believed by me to be responsible.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Bryan S. Hough
Assistant Vice President – Senior Legal Counsel and Assistant Secretary